

November 26, 2018

Via E-Mail
Norman Reynolds
Norman T. Reynolds Law Firm, P.C.
P.O. Box 246
186 Henkel Circle
Round Top, Texas 78954

> **Re:** **Greenway Technologies, Inc.**
> **DFRN14A filed November 20, 2018**
> **Filed by Greenway Technologies, Inc. Shareholder Committee**
> **File No. 0-55030**

Dear Mr. Reynolds:

The Office of Mergers and Acquisitions has reviewed the filings listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement filed on November 26, 2018

General

1. Exchange Act Rule 14a-9 prohibits statements that directly or indirectly impugn the character, integrity or personal reputation of others or that make charges concerning improper or illegal conduct or associations without proper factual foundation. See Note b to Exchange Act Rule 14a-9. In addition, all statements of opinions or belief in the proxy statement must be presented as such, rather than as statements of fact. Please revise your proxy statement throughout to avoid presenting as opinions as facts

and including statements that impugn character without appropriate supporting foundation. Some statements which need to be reexamined in the revised proxy statement include the following as examples only:

- Reference to an "illegal security agreement" to which Kevin Jones is party;

- Accusations stated as facts that Kevin Jones has violated his fiduciary duties and engaged in self-dealing;

- Allegations that "it was well known that if the loan was not repaid, Kevin ones and his wife…would own all of the technology of Greenway Technologies;"

- Assertions that the present board has "sabotaged several other funding opportunities."

2. Your revised proxy statement contains a statement that "certain members of the Greenway Technologies Shareholder Committee have prospects who want to purchase Greenway Technologies' GTL technology but not with the present board in control." Making assertions about future revenues may be misleading without adequate foundation to allow shareholders to assess those assertions. Please provide more detail or rephrase or delete.

<u>Broker Non-Votes</u>

3. Supplementally provide support for the following statement in your revised proxy statement, with appropriate citation to state or other applicable law or regulation: "As long as there is at least one routine matter to be voted on at the meeting, proxies reflecting broker non-votes will be counted toward a quorum."

4. You disclose in this section that "[a]ny other proposal [besides Proposal 2] which comes before the 2019 Special Meeting may be discretionary item, depending on its nature." Since you know the nature of the matters involved in the other proposals presented, revise.

5. We continue to have concerns about the disclosure regarding discretionary voting authority. In general, your new disclosure in this section about a broker's ability to exercise discretion and the effect of broker non-votes on the proposals presented is confusing. It is unclear whether you are trying to state that because the ratification of accountants is a routine matter, that this impacts brokers' ability to exercise discretionary voting. Generally (but we understand this is a Texas corporation), it is our understanding that if there is a contested matter, brokers may not exercise discretion on any matter to be voted upon at a meeting. Please revise to simplify and clarify.

Proposal 1

6. Clarify what will happen if John Olynick refuses to chair the Special Meeting and Proposal 1 fails.

Proposal 2

7. As to the new nominee you have added to the proxy statement as a candidate for director, provide support for the assertions regarding his sales and other achievements listed in his biography section. Support may include materials provided supplementally to the staff if this information is not publicly available, but its source should be cited or described in the proxy statement. These include statements such as the following:

- "While with FMW Media Works Corp., Mr. Becker has generated over one million dollars in sales in one month for the first time January 2018;

- "over three million dollars in one month for the first time July 2018;"

- "a 25% reduction in overhead through streamlining and negotiations with vendors…";

- "improved scalability of the company through the development of training and marketing tools;"

- "increased sales force through strategic alliance and creation of independent sales force."

8. Clarify what you mean by stating that all of your nominees are "independent" [your quotes]. That is, explain how you define that term for these purposes.

Proposal 3

9. Clarify whether the shareholders who are members of the Committee will have a vote on this Proposal to reimburse themselves for expenses incurred in this solicitation. In addition, clarify whether the vote will be binding even if a new board is elected.

10. State the amount of the expenses (or provide a range) for which you are seeking reimbursement and why you are seeking to vote on this now if you don't know the amount of those expenses at this time.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions